02038459

P.E 6-3-02

333-07112

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of June 2002

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A.
(Translation of Registrant's name into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ____________________.

Multicanal

Buenos Aires, June 4, 2002

Buenos Aires Stock Exchange

Present

Ref: Multicanal S.A.
Financial advisor designation

Martín G. Ríos, attorney in fact of MULTICANAL S.A. (the "Company"), in accordance with the legal capacity accredited to me before this Commission, with offices at Hipólito Yrigoyen 1628, 2nd floor, Capital Federal, fax number 4375-2580, hereby communicates that the Company has retained J.P. Morgan Securities Inc. to assist the Company with the development of a restructuring plan for its outstanding indebtedness.

Please contact the following persons with any questions with respect to this matter:

Multicanal S.A. (Buenos Aires)
Marcelo Iribarne
5411-4524-4805
Alfredo Marin
5411-4309-7602

J.P. Morgan Securities Inc. (Buenos Aires)
Fernando Balmaceda
5411-4348-7272
J.P. Morgan Securities Inc. (New York)
William W. Perry
1-212-834-4302
Jose Hernandez
1-212-270-6577

Best regards.

Multicanal

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MULTICANAL S.A.

Buenos Aires, Argentina

By: ______________________
Adrián Mészaros
Chief Financial Officer

Dated: June 4, 2002